40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-02606
Branch 18



AIM MONEY MARKET FUNDS INC

March 9, 2005



VIA CERTIFIED MAIL/RRR



05049673

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and AMVESCAP PLC

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser, and AMVESCAP, PLC, a copy of a **Supplemental Memorandum of INVESCO Defendants in Further Support of Motion to Dismiss Consolidated Amended Fund Derivative Complaint** in *L. Scott Karlin, Derivatively on Behalf of INVESCO Funds Group, Inc. v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
APR 08 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Karlin v AMVESCAP\Corr\L-030905SEC.doc
030905 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. Frederick P. Stamp, Jr.)
L. SCOTT KARLIN, et al., Derivatively On Behalf of the Mutual Funds, Trusts and Corporations Comprising the INVESCO and AIM Family of Funds, Plaintiffs, v. AMVESCAP PLC., et al., Defendants.	Case No. 04-cv-819

SUPPLEMENTAL MEMORANDUM
OF INVESCO DEFENDANTS
IN FURTHER SUPPORT OF MOTION TO DISMISS
CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Table of Contents

Page

TABLE OF AUTHORITIES

CASES

STATUTES

The INVESCO Defendants[1] respectfully submit this supplemental memorandum in further support of their motion pursuant to Rules 23.1 and 12(b)(6) of the Federal Rules of Civil Procedure to dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaint (the "Derivative Complaint").

I. Introduction

The INVESCO Defendants adopt and incorporate by reference the Fund Derivative Omnibus Memorandum in Support of Fund Group Defendants' Motion to Dismiss the Fund Derivative Complaints ("Fund Derivative Omnibus Mem."). The INVESCO Defendants respectfully submit this supplemental memorandum to provide additional support for their motion to dismiss as to certain claims.[2]

II. Summary of Plaintiffs' Lawsuit And Allegations

Just one month after New York Attorney General Eliot Spitzer announced his industry-wide investigation into market-timing and late-trading activity, Plaintiffs raced to assert claims against seventeen INVESCO Defendants, usurping the proper role of the

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1 This supplemental memorandum is filed on behalf of the following INVESCO Defendants: Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.) Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group; AIM Advisors, Inc.; AIM Investment Services, Inc.; AIM Distributors; Fund Management Company; Mark H. Williamson; Raymond R. Cunningham; Timothy Miller; Thomas Kolbe; Michael Legoski; and Michael Brugman.

2 In light of the 20-page limitation, this supplemental memorandum necessarily is summary in nature and does not address all of the reasons why Plaintiff's federal claims against INVESCO Defendants should be dismissed. The INVESCO Defendants move on all grounds asserted in the Fund Derivative Omnibus Memorandum, whether or not such arguments are amplified in this supplemental memorandum.

Fund Trustees and overlooking numerous substantive legal principles that bar their claims. As set forth more fully in the Fund Derivative Omnibus Memorandum:

- Plaintiffs lack standing because they failed to make pre-suit demand on the Fund Trustees;
- Plaintiffs are not even shareholders of many of the Funds whose claims they purport to assert;
- Plaintiffs have failed to satisfy the stringent pleading requirements applicable to their claims under the Investment Advisors Act;
- Plaintiffs have not set forth any particularized allegations whatsoever pertaining to the funds advised during the relevant period by AIM Advisors, Inc. ("AIM Advisors"); and
- Plaintiffs' claims under the Investment Company Act fail for the reasons set forth in the Fund Derivative Omnibus Memorandum.

All of Plaintiffs' federal claims (Counts I through V) should therefore be dismissed.[3]

A. The Parties

1. Plaintiffs

Plaintiffs are a group of individuals who purport to assert claims on behalf of (i) various mutual funds advised during the relevant period by INVESCO Funds Group, Inc. ("IFG") (the "INVESCO Funds") and (ii) various funds advised during the relevant period by AIM Advisors, Inc. ("AIM Advisors") (the "AIM Funds").

[3] In accordance with the parties' agreement, with the Court's approval, the INVESCO Defendants will defer briefing state-law issues (Counts VI through XII) until a later date to be determined.

2. The INVESCO Defendants

Plaintiffs assert claims against seventeen INVESCO Defendants, some of which were associated during the relevant period with the INVESCO Funds and some of which were associated during the relevant period with the AIM Funds.[4] Although the INVESCO Funds and the AIM Funds were two totally separate complexes during the relevant period, Plaintiff lumps defendants into the following categories:

- "Advisor Defendants," defined to include IFG and AIM Advisors. (Deriv. Compl. ¶ 21(b), (h))
- "Sub-Adviser Defendants," defined to include INVESCO Institutional (N.A.), Inc. ("IINA"), INVESCO Assets Management Limited ("IAM"), and INVESCO Global Assets Management (N.A.) ("IGAM"). (Deriv. Compl. ¶¶ 21(d)-(f))
- "Distributor Defendants," defined to include INVESCO Distributors, Inc. ("IDI"), AIM Distributors, Inc. ("ADI"), and Fund Management Company ("FMC") (Deriv. Compl. ¶¶ 21(c), (j)).

Plaintiffs assert that AIM Advisors replaced IFG as the investment adviser to the INVESCO Funds in November 2003. (Deriv. Compl. ¶ 21(h)) The Derivative Complaint is devoid of any particularized allegations pertaining to alleged market timing or late trading activity in the AIM Funds.

Plaintiffs also assert claims in Counts I through V against (i) two "INVESCO Officer Defendants" – Raymond Cunningham and Mark Williamson – and (ii) Amvescap

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[4] Three additional INVESCO-related defendants – Robert H. Graham, William J. Galvin and Ronald L. Grooms – are the subject of a pending stipulation of voluntary dismissal and therefore have not moved against the Derivative Complaint.

PLC, which is alleged to be the corporate parent of IFG and the indirect corporate parent of AIM Advisors. (Deriv. Compl. ¶¶ 21(a), (i), (l) & (m))

III. Argument

A. The Derivative Complaint Should Be Dismissed In Its Entirety Because Plaintiffs Failed To Make Pre-Suit Demand On The Fund Trustees.

Plaintiffs' boilerplate allegations, which amount to a broadside attack on an entire industry, are not adequate to permit would-be derivative Plaintiffs to usurp the proper role of the Fund Trustees or to excuse demand. Plaintiffs fundamentally, and perhaps willfully, misunderstand the structure of the entities at issue, conflating the corporate board of the adviser with the fund board of trustees in an attempt to generate an appearance of "interestedness" where none exists. In attempting to sidestep the demand requirement, Plaintiffs ignore:

- the fact that, at the time the Derivative Complaint was filed, fully fourteen of the sixteen Fund Trustees were independent outside trustees fully capable under any standard of evaluating a shareholder demand;
- Plaintiffs' own allegations that the purported market-timing arrangements on which the Derivative Complaint is based were concealed from the independent trustees;
- the actions that the Fund Trustees have already taken with respect to the very issues underlying the Derivative Complaint; and
- the integral role reserved for the Fund Trustees by the express terms of INVESCO's settlement with the Securities and Exchange Commission in overseeing the distribution of INVESCO's $325 million settlement fund.

The Derivative Complaint should be dismissed in its entirety for the reasons summarized above and set forth more fully in (i) Parts II-III of the Fund Derivative

Omnibus Memorandum and (ii) Parts I and II of the Consolidated Supplemental Memorandum of Law in Support of the INVESCO Independent Trustees and the Fund Registrants' Motions To Dismiss the Derivative and Class Complaints, which the INVESCO Defendants hereby adopt and incorporate by reference.

B. Plaintiffs Do Not Have Standing To Bring Claims On Behalf Of Funds They Do Not Own.

Plaintiffs purport to bring claims on behalf of all INVESCO Funds and all AIM Funds, even though they collectively only held shares in six INVESCO Funds and nine AIM Funds during the relevant time period. (Deriv. Compl. ¶¶ 20(a)-(r)) Plaintiffs do not have standing to assert claims on behalf of funds that they do not own and have never owned. Fund Derivative Omnibus Mem. at 7-9.

C. Plaintiffs' Claims Under The Investment Advisers Act Should Be Dismissed Pursuant To Fed. R. Civ. P. 9(B) And 12(b)(6).

Plaintiffs bring claims against the Adviser, Sub-Adviser and Distributor Defendants pursuant to Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15 (the "IAA" or the "Act"). These claims are clearly grounded in fraud. Plaintiffs' broad brush allegations, however, fail to satisfy Rule 9(b)'s heightened pleading requirements. Moreover, Plaintiffs neglect to plead scienter with regard to their § 206(1) claim. Plaintiffs' IAA claims must be dismissed as a matter of law.

1. Plaintiffs do not meet the heightened pleading requirements of Federal Rule of Civil Procedure 9(b).

Plaintiffs' IAA claims are clearly deficient for failing to plead fraud with particularity as required by Rule 9(b) of the Federal Rules of Civil Procedure. Violations

of the Investment Advisers Act sounding in fraud must satisfy Rule 9(b)'s stringent pleading standards. *See, e.g., Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.* No. 02 Civ. 483, 2003 WL 21488228, at *2 (M.D. Fla. Apr. 28, 2003) (dismissing § 206(2) claim sounding in fraud for failure to satisfy Rule 9(b)'s pleading requirements); *Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.*, No. 02 Civ. 1230, 2002 U.S. Dist. LEXIS 16995, at *27-28 (S.D.N.Y. Sept. 10, 2002) (applying Rule 9(b) to § 215 claim). To satisfy these standards, Plaintiffs must plead with particularity the "time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999) (citation omitted); *see also Adams v. NVR Homes, Inc.*, 193 F.R.D. 243, 251 (D. Md. 2000).

Plaintiffs' claims in this action fall woefully short of the specificity required by Rule 9(b). In place of particularized allegations as to who, what, where and when, Plaintiffs rely on sweeping generalizations directed against an entire industry. Plaintiffs' allegations:

- Lump together separate defendants, some of whom (such as the Sub-Adviser and Distributor Defendants) are not even investment advisers subject to the Act pursuant to which Plaintiffs purport to raise their claims. *See In re Royal Ahold N.V. Sec. Litig. & ERISA Litig.*, 351 F. Supp. 2d 334, 369 (D. Md. 2004) ("plaintiffs must successfully plead with particularity facts specific to each individual defendant"); *Kinsey v. Cendant Corp.*, No. 04 Civ. 0582, 2004 U.S. Dist. LEXIS 23059, at *27, 28-29 (S.D.N.Y. Nov. 17, 2004) ("[W]here multiple defendants are involved, the complaint is required to describe specifically each defendant's alleged part in the fraud.") (collecting cases dismissing claims pursuant to Rule 9(b) for failing to distinguish between defendants). *See*

also 15 U.S.C. § 80b-2(a)(11) (defining parties subject to the Investment Advisers Act).

- Conflate market timing and late trading claims, and fail to identify any particular occasion on which either or both took place, in what funds, with whose knowledge, and with what impact.

- Attempt to taint these defendants by means of irrelevant references to late trading activity by unrelated third parties despite the fact that the Derivative Complaint makes no allegation that these defendants engaged in or facilitated late trading. *See, e.g.* Deriv. Compl. ¶¶ 314, 321, 324, 332)

- Make no effort to describe where or when any supposedly misleading representations were made or other alleged misconduct took place.

Plaintiffs' claims against the INVESCO defendants are clearly deficient, but their claims against the AIM entities are almost laughable. Plaintiffs have intentionally left blank Paragraphs 123-250 and 342-500, presumably as placeholders for claims that they otherwise fail to plead with respect to the AIM Funds. Their allegations are thus devoid not only of particularity – but of text. The only allegations remotely touching upon timing in the AIM Funds assert (i) that a single alleged market timer decided not to invest in the AIM funds and (ii) that "there is some indication that AIM struck [] arrangements on its own, separate from INVESCO's own efforts to woo market timers." (*Id.* ¶¶ 287, 297). Notably, the Derivative Complaint fails to allege what that "indication" might be, what these arrangements are, who at AIM allegedly entered into them or even knew about them, and why or how the existence of such arrangements evidences a misrepresentation (and by whom it might have been made). The Derivative Complaint does not even allege what, if anything, any AIM prospectus said about market timing.

2. Plaintiffs Fail To Allege Scienter With Respect To Their Section 206(1) Claim.

Plaintiffs' Section 206(1) claim is also deficient for failure to plead scienter. *See SEC v. Steadman*, 967 F.2d 636, 641 n.3 (D.C. Cir. 1992) (following the Fifth Circuit and finding that a showing of scienter is required under § 206(1)); *Carroll v. Bear, Stearns & Co.*, 416 F. Supp. 998, 1001 (S.D.N.Y. 1976) (Section 206(1) claim requires plaintiff to plead scienter). To allege scienter, Plaintiffs must plead "intentional, knowing or reckless conduct resulting in the alleged fraud or deceit." *Muller v. M.D. Sass Assoc.*, No. 91-3762, 1992 U.S. Dist. LEXIS 5736, at *34 (D.N.J. Apr. 22, 1992). Mere negligence does not satisfy the pleading requirement. *Id.; see also Ottman v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 343 (4th Cir. 2003). Because Plaintiffs do not meet this pleading standard, their Section 206(1) claim must be dismissed.

First, Plaintiffs' Section 206(1) claim against the AIM Defendants fails to allege scienter for the same reason that all of the IAA claims fail to satisfy Rule 9(b): *Blank* paragraphs simply cannot allege sufficient facts to infer that the AIM Defendants acted with a culpable mental state. Similarly, nothing in the two paragraphs touching on supposed timing at AIM – timing that Plaintiffs do not even allege to have been consummated – can be construed as intentional, knowing, or reckless conduct resulting in fraud. (*See* Deriv. Compl. ¶¶ 287, 297). Because they are utterly lacking in particularized facts demonstrating recklessness or fraudulent intent, Plaintiffs' allegations against AIM surely do not make the requisite showing of scienter. *See Eternity Global Master Fund Ltd. v. Morgan Guar. Trust Co.*, 375 F.3d 168, 187 (2d Cir. 2004).

Plaintiffs rely on two documents allegedly sent to a single executive, Defendant Cunningham, to allege that all of the INVESCO Adviser defendants were necessarily aware that harmful market timing was taking place in the INVESCO Funds. (Deriv. Compl. ¶¶ 291, 293). Such allegations are unavailing, however, because Plaintiffs do not allege that Defendant Cunningham or anyone else took fraudulent actions thereafter. Indeed, these allegedly watershed documents bear dates some four and five years into the time period during which Plaintiffs allege the wrongdoing took place, and Plaintiffs do not explain how this late document can possibly demonstrate a culpable state of mind (i) of defendants who neither authored nor received it; or (ii) for actions taken prior to the creation or delivery of this document.

Nor can Plaintiffs rely on the single, conclusory allegation that IFG never informed the Board of the existence of approved timing in the Funds to support an inference of scienter. (*Id.* ¶ 296). Plaintiffs neglect to specify any details of this alleged omission, such as who had the duty to inform the Board of this fact, when, or where, never mind why the omission was fraudulent. *Cf. Morgan Guaranty*, 375 F.3d at 187.

Neither this Court nor defendants should have to guess at the import of Plaintiffs' claims. Instead, Rule 9(b) and the scienter requirement of Section 206(1) are very clear: a plaintiff seeking to charge a defendant with fraud must substantiate that charge with detailed factual allegations, including allegations demonstrating scienter. Because Plaintiffs have failed to plead their Investment Advisers Act claims with particularity and have failed to adequately allege scienter, their Investment Advisers Act claims must be dismissed.

D. Defendants Brugman, Kolbe, Legoski and Miller Preserve And Expressly Do Not Waive Their Objections To Personal Jurisdiction In The Underlying Essenmacher Lawsuit Originally Filed In Delaware Federal Court.

The Derivative Complaint consolidates three underlying derivative lawsuits, two of which were originally filed in federal court in Colorado and one of which – the *Essenmacher* lawsuit – was originally filed in the United States District Court for the District of Delaware ("the Delaware District Court"). The Delaware District Court, however, cannot assert personal jurisdiction over Defendants Brugman, Kolbe, Legoski and Miller because (i) the Derivative Complaint does not allege any federal claims against these Defendants and (ii) the Derivative Complaint fails to allege any contacts whatsoever between Defendants and Delaware such that personal jurisdiction could be conferred under Delaware's long-arm statute. *See Gill v. Three Dimension Sys., Inc.*, 87 F. Supp. 2d 1278, 1284 n.4 (M.D.Fla. 2000) (the Exchange Act's nationwide service of process provision does not provide personal jurisdiction over a defendant against whom plaintiffs assert only state law claims); *Morley v. Cohen*, 610 F. Supp. 798, 823 (D. Md. 1985) (the Exchange Act's nationwide service of process provision does not provide personal jurisdiction over a defendant against whom the court has dismissed all securities claims); 10 Del. Code §3104(c) (Delaware long-arm statute). Defendants Brugman, Kolbe, Legoski and Miller preserve and expressly do not waive their objections to

personal jurisdiction in the event that the underlying lawsuits are returned to their transferor courts for trial.[5]

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[5] To the extent that the Court deems it necessary to preserve Defendants Brugman, Kolbe, Legoski and Miller's objection to personal jurisdiction, these Defendants move to dismiss the complaint filed against them in the Delaware District Court (as well as any complaints filed against them in any jurisdiction other than Colorado) for lack of personal jurisdiction pursuant to Rule 12(b)(2).

IV. Conclusion

For the foregoing reasons, as well as all of those set forth in the Fund Derivative Omnibus Memorandum, the Derivative Complaint should be dismissed in its entirety because Plaintiffs have failed to make pre-suit demand on the Trustees as required by Fed. R. Civ. P. 23.1. If the Court declines to dismiss the Derivative Complaint under Rule 23.1, Plaintiffs' federal claims against the INVESCO Defendants (Counts I through V) should nevertheless be dismissed in their entirety under Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief can be granted, for the reasons set forth herein and in the Fund Derivative Omnibus Memorandum.

Dated: March 7, 2005

DEBEVOISE & PLIMPTON, LLP

By: 

Robert N. Shwartz
Maura K. Monaghan
Maeve O'Connor

919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

Andrew N. Vollmer
William E. White
Mark M. Oh
WILMER CUTLER PICKERING
HALE AND DORR LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000 (telephone)
(202) 663-6363 (facsimile)

Counsel for Mark H. Williamson

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
KASOWITZ, BENSON, TORRES
& FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: 212-506-1700
Fax: 212-506-1800

Counsel for Raymond Cunningham

Richard W. Beckler
Joseph Walker
Peter V.B. Unger
HOWREY SIMON ARNOLD &
WHITE
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-783-0800 (telephone)
202-383-6610 (facsimile)

Counsel for Thomas Kolbe

John V. McDermott
Matthew Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: 303-861-7000
Fax: 303-866-0200

Counsel to Michael Legoski

James R. Doty
Samuel J. Waldon
BAKER BOTTS LLP
The Warner
1299 Pennsylvania, NW
Washington, DC 20004-2400
Tel.: (202) 639-7700
Fax (202) 639-7890

Counsel to Timothy Miller